# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UCLOUDLINK GROUP INC., CIK 0001775898
CUSIP: 90354D104
Title of class of securities: Class A ordinary shares, par value US$0.00005 per share
Address of issuer's principal executive offices: Room 2119, 21/F, One Pacific Centre, 414 Kwun Tong Road, Kowloon, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 08/15/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001951037

## Reporting persons
- Hui Li: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 15,603,430; shared voting power 0; sole dispositive power 15,603,430; shared dispositive power 0; aggregate amount beneficially owned 15,603,430 (6.1% of the class)
  Comment: (1) Hui Li may be deemed to have beneficial ownership over 15,603,430 Class A ordinary shares held of record in the form of 1,560,343 ADSs, of which his wife, Junmei Yin holds 95,306 ADSs, and Hui Li holds 1,465,037 ADSs indirectly through Meri Growth Capital Limited.
  
  (2) Calculated based on 255,898,610 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 27, 2025.
- Junmei Yin: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 15,603,430; shared voting power 0; sole dispositive power 15,603,430; shared dispositive power 0; aggregate amount beneficially owned 15,603,430 (6.1% of the class)
  Comment: (1) Junmei Yin may be deemed to have beneficial ownership over 15,603,430 Class A ordinary shares held of record in the form of 1,560,343 ADSs, of which she holds 95,306 ADSs, and her husband Hui Li indirectly holds 1,465,037 ADSs through Meri Growth Capital Limited.
  
  (2) Calculated based on 255,898,610 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 27, 2025.
- Meri Growth Capital Limited: type of reporting person: individual (IN); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 14,650,370; sole dispositive power 0; shared dispositive power 14,650,370; aggregate amount beneficially owned 14,650,370 (5.73% of the class)
  Comment: 1) Meri Growth Capital Limited may be deemed to have direct beneficial ownership over 14,650,370 Class A ordinary shares held of record in the form of 1,465,037 ADSs. The individual Hui Li, a director of Meri Growth Capital Limited indirectly holds 1,465,037 ADSs indirectly through Meri Growth Capital Limited.
  
  2) Calculated based on 255,898,610 Class A ordinary shares of the Issuer outstanding, as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on March 27, 2025.

## Item 1. Issuer
Name of issuer: UCLOUDLINK GROUP INC.
Address of issuer's principal executive offices: Room 2119, 21/F, One Pacific Centre 414 Kwun Tong Road Kowloon K3 00000

## Item 2. Person Filing
Name of person filing:
This Schedule 13G Amendment is being filed by the following reporting person ("Reporting Person"):
Hui Li
Junmei Yin
Meri Growth Capital Limited
Address of principal business office or, if none, residence:
Hui Li
12L Building A Caifu Square, No. 7002 Shennan Road, Shenzhen, Guangdong, China 518038

Junmei Yin
12L Building A Caifu Square, No. 7002 Shennan Road, Shenzhen, Guangdong, China 518038

Meri Growth Capital Limited
Vistra Corporate Services Centre, Wickham Cay II, Road Town, Tortola, VG1110, British Virgin Islands
Citizenship:
Hui Li
People's Republic of China

Junmei Yin
Hong Kong Special Administrative Region of the People's Republic of China

Meri Growth Capital Limited (Place of Incorporation)
British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: Not Applicable
Sole power to dispose or to direct the disposition: Not Applicable
Shared power to dispose or to direct the disposition: Not Applicable

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Hui Li: /s/ Hui Li, Hui Li (08/15/2025)
- Hui Li: /s/ Junmei Yin, Junmei Yin (08/15/2025)
- Hui Li: /s/ Hui Li, Director: Hui Li (08/15/2025)
- Junmei Yin: /s/ Hui Li, Hui Li (08/15/2025)
- Junmei Yin: /s/ Junmei Yin, Junmei Yin (08/15/2025)
- Junmei Yin: /s/ Hui Li, Director: Hui Li (08/15/2025)
- Meri Growth Capital Limited: /s/ Hui Li, Hui Li (08/15/2025)
- Meri Growth Capital Limited: /s/ Junmei Yin, Junmei Yin (08/15/2025)
- Meri Growth Capital Limited: /s/ Hui Li, Director: Hui Li (08/15/2025)